Exhibit 12

NewMarket Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(in thousands, except ratios)	2012	2011	2010	2009	2008
Earnings:
Pretax income	$341,391	$303,717	$259,996	$239,376	$105,326
Interest and financing expenses, net	10,815	18,820	17,261	11,716	12,046
Portion of rent expense representative of interest factor	8,115	7,911	7,170	6,379	6,713
Amortization of capitalized interest	313	283	256	235	233
Adjusted pretax income from continuing operations	$360,634	$330,731	$284,683	$257,706	$124,318

Fixed charges:
Interest and financing expenses (before deducting capitalized interest)	$11,126	$19,314	$17,597	$12,497	$12,931
Portion of rent expense representative of interest factor	8,115	7,911	7,170	6,379	6,713
Total fixed charges	$19,241	$27,225	$24,767	$18,876	$19,644

Ratio of earnings to fixed charges	18.7	12.1	11.5	13.7	6.3